[Cooley Godward Kronish LLP Letterhead]

Jane K. Adams
January 19, 2007
T: (858) 550-6015
adamsjk@cooley.com

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Mark Brunhofer, Senior Staff Accountant

Re:                             Favrille, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005 and Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 000-51134

Dear Mr. Brunhofer:

This letter is being filed on behalf of our client, Favrille, Inc. (the “Company”), in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2006 (the “Comment Letter”)with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), originally filed with the Commission on March 29, 2006, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the “Form 10-Q”) filed with the Commission on November 14, 2006.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Page references in the text of our responses correspond to the page numbers of the Form 10-K and the Form 10-Q, as applicable.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

January 19, 2007

Page Two

Staff Comments and Company Responses

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 42

1.                                       Please provide us in a disclosure-type format, proposed revised disclosure that shows how accurate your estimates of clinical trial accruals have been by quantifying the change in estimate for each period presented and to what extent your estimate is reasonably likely to change in the future by quantifying the amount of the reasonably likely change in the accrual as shown in the latest balance sheet presented.

We advise the staff that while management considers clinical trial expense to be significant to the Company’s financial results, it has concluded that the clinical trial accrual should not have been considered a critical accounting policy for the year ended December 31, 2005 as it did not require significant, subjective or complex judgments or material estimates about the effect of matters that are inherently uncertain.  Management does believe that it is a significant accounting policy to be included in the Notes to Financial Statements in the Company’s annual and quarterly reports.

In reporting years prior to 2005, the Company’s process for recording clinical trial costs for patient treatments that had occurred during the reporting period, but for which supporting documentation had not yet been received, was less detailed and management believed that it required significant judgment to estimate the associated expense.  As the process matured, less of an estimate was required.  As an example, for the year ended December 31, 2005, the clinical trial accrual was approximately $825,000 and of this accrued amount, only approximately $83,000 or 10%, represented estimated patient treatment expense. The subsequent adjustment to this estimate totaled approximately $3,000 or 3%.  If the adjustment had been as high as 100% of the estimated patient treatment expense, it would not have created a material adjustment to the Company’s financial statements.  Accordingly, currently the clinical trial accrual process would not be deemed a critical accounting policy, therefore, it will not be included in Critical Accounting Policies and Estimates in future Form 10-K and Form 10-Q filings.

Financial Statements

Statements of Operations, page 53

2.                                       The inclusion of pro forma earning per share information that reflects the conversion of preferred stock into common stock in periodic reports after the consummation of an initial public offering is prohibited.  Please represent to us that you will remove your pro forma

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Securities and Exchange Commission

January 19, 2007

Page Three

earning per share presentation and disclosure from your upcoming 2006 Form 10-K and future periodic reports.

The Company will not include pro forma earning per share presentation and disclosure in its Form 10-K for the year ended December 31, 2006 or in any of its future periodic reports.

Form 10-Q for the quarter ended September 30, 2006

Exhibits 32: Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.                                       Please represent to us that in future periodic report filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K.  In this regard, your most recent certifications appear to contain the following variations from the requirement:

•              You indicate the title of the certifying officer and the name of your company in the opening sentence; and

•              You include the adjective “quarterly” and do not name your company in the first paragraph.

In future periodic report filings, the Company will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K.

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Securities and Exchange Commission

January 19, 2007

Page Four

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 550-6015 or Pamela D. Capelo at (858) 550-6003.

Sincerely,

Cooley Godward Kronish LLP

Jane K. Adams

Enclosure

cc:                                 Jim B. Rosenberg, Senior Assistant Chief Accountant
John P. Longenecker, Favrille, Inc.
Tamara Seymour, Favrille, Inc.